Exhibit 99.1

Robo.ai Inc. to Hold Extraordinary General Meeting on October 23, 2025

DUBAI, UAE, October 8, 2025 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”) today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis, Dubai, UAE on October 23, 2025 at 4:00 p.m., Dubai local time. Shareholders can also participate in the EGM, vote, and submit questions via live webcast by visiting https://www.cstproxy.com/roboai/2025.

Holders of ordinary shares of record on the close of business on September 23, 2025 (the “Record Date”) or their proxy holders are entitled to vote at the EGM or any adjournment or postponements thereof. As of the Record Date, each Class A ordinary share is entitled to twenty-five votes, and each Class B ordinary share is entitled to one vote.

At the EGM, the following resolutions will be considered and voted upon:

1.      As an ordinary resolution, to approve the increase of the Company’s authorized share capital, from US$50,000, divided into 500,000,000 shares comprising of (i) 100,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 400,000,000 Class B ordinary shares of a par value of US$0.0001 each, to US$400,000, divided into 4,000,000,000 shares comprising (i) 500,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 3,500,000,000 Class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”).

2.      As a special resolution, to approve that the Company’s Third Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association to (i) reflect the Share Capital Increase, (ii) expand the power of the Board to effect any stock split and reverse stock split, and (iii) make other miscellaneous revisions.

3.      As an ordinary resolution, to approve and authorize that (i) the Company may give, make, sign, execute, and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

In addition, the EGM may transact any other business properly brought before it.

The notice of the extraordinary general meeting sets forth more details about the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the extraordinary general meeting and how to vote ordinary shares at the extraordinary general meeting.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE CHANGE OF COMPANY NAME, AND RELATED MATTERS.

About Robo.ai Inc.:

Robo.ai Inc. (Nasdaq: AIIO) is a technology company focused on building a global AI robotics network platform. Its mission is to integrate intelligent terminals, develop a unified AI operating system, and establish a smart contract-enabled ecosystem to drive the intelligent era. Robo.ai aims to transform into a decentralized AI asset platform, connecting all AI terminals and enabling the next wave of asset tokenization and the Internet of Things.